Exhibit 99.1
Compton files Prospectus for Rights, Warrants and Common Shares pursuant to recapitalization

CALGARY, Aug. 11, 2011 /CNW/ - Compton Petroleum Corporation (TSX: CMT) ("Compton") announces that it has filed with securities regulatory authorities its final Short Form Prospectus qualifying the distribution of certain Rights, Cashless Warrants and Common Shares of Compton to be issued pursuant to the Recapitalization and outlining, among other things, the details of the offering of Rights and Cashless Warrants to certain stakeholders. The Prospectus can be found on SEDAR at www.sedar.com and on the Corporation's website at www.comptonpetroleum.com.

The Toronto Stock Exchange ("TSX") has approved the listing of the Rights, Cashless Warrants and Shares issuable pursuant to the Recapitalization. The Rights will trade under the symbol CMT.RT. The Cashless Warrants will trade under the symbol CMT.WT.A.

Key dates related to the Recapitalization are updated as follows:

Event	Anticipated Date
Rights & Warrants listed on TSX & trade on a "when issued" basis Shares trade on ex-rights/warrants basis	August 18, 2011

Shareholder Distribution Record Date	August 22, 2011

Effective Date of Arrangement, including Note Exchange	August 23, 2011

Mailing of Prospectus	August 26, 2011

Rights Trading Ends	Noon EST on September 20, 2011

Rights Expiry Date	5 pm MST on September 20, 2011

Completion of Rights Offering	September 27, 2011

Compton's shares began trading on a post-consolidation basis on August 10, 2011. Shareholders are eligible for Rights and Cashless Warrants provided that they hold shares as of the Shareholder Distribution Record Date of August 22, 2011.  Shares acquired on or after August 18 would normally settle after the Shareholder Distribution Record Date, and therefore such a shareholder would not receive Rights and Warrants.

Further information about the Recapitalization is available on SEDAR (www.sedar.com) and Compton's website (www.comptonpetroleum.com).

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) the key dates in relation to the Recapitalization; (ii) the completion of the Recapitalization and its impact on the Corporation, (iii) cash flow and capital and operating expenditures, (iv) exploration, drilling, completion, and production matters, (v) results of operations, (vi) financial position, and (vii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's Recapitalization transactions, and prospective activities.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta.  Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

For further information:

Susan J. Soprovich		Tim Granger
Director, Investor Relations		President & CEO
Ph:	(403) 668-6732	Ph:	(403) 205-7480
Fax:	(403) 237-9410
Email:	investorinfo@comptonpetroleum.com
Website:	www.comptonpetroleum.com

Noteholders:		Shareholders:
Mackenzie Partners		Computershare Investor Services Inc.
Information Agent		Subscription Agent
Ph:	(212) 929-5500	Ph:	(905) 771-4082
Toll-free:	(800) 322-2885	Toll-free:	(800) 564-6253
Email:	proxy@mackenziepartners.com	Email:corporateactions@computershare.com

CO: Compton Petroleum Corporation

CNW 08:20e 11-AUG-11